                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                     Millennium Multi Media.com Corporation
              -----------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


               Utah                                        91-182-1949
----------------------------------                    ----------------------
 (State or Other Jurisdiction of                          (IRS Employer
  Incorporation or Organization)                        Identification No.)


9301 Wilshire Blvd., Suite 201, Beverly Hills                 90210
---------------------------------------------          -------------------
(Address of Principal Executive Offices)                    (Zip Code)


                                 (310) 777-8876
                           --------------------------
              (Registrant's Telephone Number, Including Area Code)


     Securities to be registered pursuant to Section 12(b) of the Act:

   Title of Each Class                      Name Of Each Exchange On Which
   To Be So Registered                      Each Class Is To Be Registered
--------------------------              ---------------------------------------

                                                  OTC BB


     Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                              ---------------------
                                (Title of Class)
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TABLE OF CONTENTS

PART I.......................................................................2
   Item 1 - Description of Business..........................................2
      General................................................................2
      Products and Services..................................................3
      Markets................................................................3
      Competition............................................................4
      Patents, trademarks and licenses.......................................4
      Reports to Security Holders............................................5
      Financing..............................................................5
   Item 2 - Management's Discussion and Analysis.............................5
      Forward Looking Cautionary Statement...................................5
      General................................................................6
      Nine Months Ended September 30, 1999...................................6
      Twelve Months Ended December 31, 1998..................................7
      Potential Fluctuations in Financial Reports............................8
   Item 3 - Description of Property..........................................8
   Item 4 - Security Ownership of Certain Beneficial Owners and Management...8
   Item 5 - Directors, Executive Officers, Promoters, and Control Persons....9
   Item 6 - Executive Compensation..........................................13
   Item 7 - Certain Relationships and Related Transactions..................14
   Item 8 - Description of Securities.......................................14
      General...............................................................14
      Common Stock..........................................................14
      Private Placement.....................................................15
      Warrants..............................................................15
      Preferred Stock.......................................................15
      Stock Options.........................................................16
PART II.....................................................................17
   Item 1 - Market Price of and Dividends on the Common Equity..............17
   Item 2 - Legal Proceedings...............................................17
   Item 3 - Changes in and Disagreements with Accountants...................18
   Item 4 - Recent Sales of Unregistered Securities.........................18
   Item 5 - Indemnification of Directors and Officers.......................18
PART F/S....................................................................20
      Independent Auditor's Report..........................................20
      Financial Statements for Years Ended December 31, 1997 &
      December 31, 1998, and Nine Months Ended September 30, 1998...........21
      Notes to Financial Statements.........................................28
PART III....................................................................35
   Item 1 - Index to Exhibits...............................................35
   Item 2 - Description of Exhibits.........................................36
      Power of Attorney.....................................................35
      Exhibit 23.1

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PART I

ITEM 1 - DESCRIPTION OF BUSINESS

GENERAL

Millennium Multi Media.com Corp. (formerly Glenhills Corporation) ("MMM" or the "Company") was incorporated as Interstate Protectors Corporation on June 15, 1983 in the State of Utah. The Company had very little activity until 1991 when it acquired Nutra Era, Inc. and Global Vision, Inc. From 1991 through 1994, under the name Global Vision Unlimited, the Company concentrated its efforts on the production and test marketing of consumer health and wellness products until it discontinued operations in 1994.

On June 4, 1996, the Company and DHS Research Group (DHSRG) completed an Agreement and Plan of Reorganization whereby the Company issued 1,900,784 shares of its common stock in exchange for all of the issued and outstanding common stock of DHSRG and the name of the Company was changed to DHS Industries, Inc. The acquisition was accounted for as a recapitalization of DHSRG. On June 18, 1996, the Board of Directors of the Company resolved to effect a 1-for-100 reverse split of its issued and outstanding common shares.

DHSRG was incorporated on December 31, 1994 in the State of Nevada as Coast Financial Resources, Inc. (CFR). In August of 1995, CFR purchased Southern California Interviewing Service (SCIS). SCIS had been operating in the field of marketing research since it was organized in 1957. On April 25, 1996, CFR's name was changed to DHS Research Group. On September 15, 1999, DHSRG discontinued its operations.

On December 2, 1996, the Company completed a Stock Purchase Agreement with Quality Network Systems, Inc. (QNS), whereby DHS issued 50,000 shares of its common stock in exchange for all of the issued and outstanding common stock of QNS. QNS was incorporated on January 21, 1993 in the State of California. QNS is a travel management company with independent travel agent members. On December 12, 1997, the Stock Purchase Agreement between the Company and QNS was rescinded by mutual consent of both parties.

On March 20, 1998, the Company completed a Stock Purchase Agreement acquiring all issued and outstanding shares of Holland American International Specialties, Inc., a California corporation in an international specialty foods business, and subsequently rescinded the transaction by mutual consent of both parties. The name of the Company was changed to Glenhills Corporation on April 2, 1998.

On December 30, 1999, the Company acquired all issued and outstanding common stock of Millennium Multi Media.com Corp., a Delaware corporation organized on October 22, 1999, involved in the entertainment industry, in exchange for a total of 68,484,551 shares of common stock, including finders' fees. Pursuant to the provisions of the Reorganization Agreement, on January 3, 2000, the Company's Board of Directors passed resolutions which provide for (i) authorization for the Company to change its name to Millennium Multi Media.com Corp., (ii) election of new directors and officers, and (iii) authorization for the issuance of restricted shares of Common Stock to the Company's new officers, directors, consultants and others as compensation for their services.

For the past several months, MMM has devoted substantially all of its efforts and resources to its development as a developer, marketer and distributor of entertainment content and services. MMM has leased office facilities, hired and trained personnel, purchased computer hardware, software and communication equipment, and developed operations and procedure manuals. MMM has surveyed the potential market for its services, expanded relationships and affiliations within the industry, searched and identified potential merger or acquisition targets, and negotiated various entertainment project commitments.

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Presently, the Company has not entered into any other definitive agreements with potential merger and acquisition targets, other than the recently completed acquisition of Millennium Multi Media.com Corp., and there is no assurance that the Company will enter into any mergers, acquisitions or other business combinations with other companies.

PRODUCTS AND SERVICES

MMM's mission is to embrace traditional and digital communication modes to provide a new age of entertainment content and services to consumers and industry participants in the United States and around the world. The Company's revenues are expected to be derived from participation and revenue and/or profit sharing in various entertainment projects. Specifically, MMM intends to derive revenue from activities in the following areas:

(i) development, licensing, marketing and distribution of film content and technology,

(ii) development, licensing, marketing and distribution of music content and acts,

(iii) development, licensing, marketing and distribution of other art performances and shows,

(iv) development, licensing, marketing and distribution of entertainment-related merchandise,

(v) development and marketing of entertainment-related Internet properties, including content, service and distribution Web Sites,

(vi) development or participation in development of entertainment-related real estate projects,

(vii) special direct response marketing services for entertainment industry companies, and

(viii) other entertainment projects.

To date the Company has not earned any revenues. Presently, all Company's projects are in development stages. The Company is negotiating agreements to acquire rights to entertainment content, including certain film libraries, music collections, and other art productions and performances. In its continued search for other business opportunities, the Company intends to capitalize on the industry experience among its management team members and use the Company's standard promotional material, including full-color brochures, videos, an Internet Web Site and a public relations packet.

The Company expects to utilize both traditional methods and the Internet for marketing and distribution of entertainment content. The Company expects that majority of its revenues will be derived by selling products and services to a broad base of customers, including certain companies in the entertainment industry and the general public. The Internet will provide a channel for marketing and access to physical entertainment products, such as videos, compact discs, or other merchandise, in auction and other clearance formats, as well as digital delivery of certain content in the future to consumers. The Company expects to source its entertainment content from several external suppliers, as well as occasionally rely on internal development. As such, the availability of the Company's entertainment content, albeit acquired or licensed, may to a material extent depend on certain individual suppliers.

MARKETS

Entertainment industry covers all formats of recorded music, filmed products, which includes movies and television programming, as well as other content and services. United States producers lead the world's entertainment industry. Worldwide demand for U.S. entertainment content is vigorous and continues to grow domestically, and even faster abroad. Recently, technology developments such as the Internet have led to greater access by consumers to a wide variety of entertainment products and services. In fact, many industry insiders and observers, including the Motion Picture Association of America (MPAA), believe that within a decade the Internet will play a major role in delivering filmed entertainment and recorded music to homes all around the world.

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The size of the industry is significant. Domestically, the box office ticket sales totaled $6.9 billion in 1998, with 1.48 billion tickets sold - the highest level in more than 40 years. In addition, it is estimated that U.S. consumers spent $9.5 billion on video rentals and another $8 billion on the purchase of videotapes and videodisks. In many foreign markets U.S. films have acquired a share of box office receipts equal to or higher than that of domestic films and the home video sector is still growing at a fast pace. The Company believes that in the long term, international markets should continue to be a growth engine for U.S. entertainment companies. According to the Bureau of Economic Analysis of the U.S. Department of Commerce, the total sales of filmed entertainment to foreign buyers surpassed $14 billion in 1996. Predictions for year 2003 are $26.6 billion.

The International Federation of the Phonographic Industry, an international trade association based in London, estimated that in 1998 total recorded music sales worldwide surpassed $40.0 billion, of which U.S. produced albums constituted about 50%, with over $12 billion sold domestically and about $8 million in foreign markets. Industry observers and prominent research firms, such as Forrester Research, estimate that a significant portion of these revenues will be attained through the Internet in the future, reaching 7.5 percent of total sales, or $1 billion, by 2002. Merchandising related to both the movie and music sectors offers an additional revenue potential.

Trends and forecasts of entertainment spending by U.S. consumers (billions of dollars):

-----------------------------------------------------------------------
ENTERTAINMENT SPENDING (US)    1995   1996   1997   1998   1999   2003
----------------------------- ------ ------ ------ ------ ------ ------
Box Office Receipts             5.5    5.9    6.4    6.7    7.0    8.2

Home Video                     15.0   16.2   16.8   17.2   17.6   19.2

Cable Television               18.2   21.9   24.9   28.9   32.1   48.6

Recorded Music                 12.3   12.5   12.2   12.3   12.5   14.0
----------------------------- ------ ------ ------ ------ ------ ------
Total                          51.0   56.5   60.3   65.1   69.2   90.0
----------------------------- ------ ------ ------ ------ ------ ------
SOURCE: FORRESTER RESEARCH.

COMPETITION

The Company is subject to intense competition in the entertainment business. The competitors include established media and communications companies, other entertainment content and services providers, and independent producers, marketers and distributors. These competitors generally have longer operating histories, greater name recognition, larger installed customer bases (the Company is a development stage company with no customers), and substantially greater financial, technical, and marketing resources than the Company. The Company will also be competing for highly qualified technical and managerial personnel since it must continue developing sophisticated entertainment and media properties and secure other entertainment business opportunities. There is no assurance that the Company will be able to compete successfully in the entertainment business, or in recruiting qualified personnel. However, the Company has developed a comprehensive approach that the management believes will continually allow it to identify, capture, develop and exploit a diversified mix of profitable opportunities. The Company plans to capitalize on its already assembled managerial expertise in the industry and its affiliations with leading media corporations to advance the transformation of the global entertainment market.

PATENTS, TRADEMARKS AND LICENSES

The Company is considering filing trademark and tradename applications with the United States Office of Patents and Trademarks for its "Millennium Multi Media" and "Millennium Multi Medi.com" trade names.

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Until this time, the Company has not been issued any registered trademarks. No assurance can be given that the Company will decide to or be successful in obtaining any trademarks, or that the trademarks, if obtained, will afford the Company any protection or competitive advantages.

REPORTS TO SECURITY HOLDERS

The Company has on file an Information Statement with the National Association of Securities Dealers, Inc. ("NASD") pursuant to Rule 15c2-11 to become a public nonreporting company on the OTC Bulletin Board. According to amendments to NASD Rules 6530 and 6540, effective January 4, 1999, the Company's securities are not and will not become eligible for trading on the OTC Bulletin Board until its Form 10SB Registration Statement is declared effective by the Securities and Exchange Commission, and the Company remains current in its public reports. The Company's shares are qualified for trading on a nonquoted basis on the "pink sheets," where the Company's Common Stock is currently trading under the symbol "GLNC".

When the Company becomes a reporting issuer, it will be required to make certain regular disclosures by filing quarterly, annual and, when appropriate, other reports with the Securities and Exchange Commission (SEC), which must be filed electronically. Form 10-K is an annual report to the SEC. The report is due 90 days after the Company's fiscal year end. The Form 10-K includes the full-audited financial statements for the year under report, as well as certain prior financial information. Form 10-Q is a quarterly report containing unaudited financial information and certain types of non-recurring events, which occur during the reporting period. This report is due 45 days after the end of each of the first three fiscal quarters.

FINANCING

The Company's Board of Directors has broad power to take any action which the Board, in good faith and pursuant to the prudent business standard, deems appropriate and in the best interests of the Company. Therefore a potential exists that the Board of Directors will authorize finders' fees to promoters or their affiliates or associates, subject to various restrictions placed upon related party transactions and transactions with interested officers, directors and their affiliates.

The Company has a $100,000 short-term loan from Regal Group, L.L.C. The annual interest rate on the loan is 5% and a copy of the note is provided in Exhibit 10.4, Part III, Item 2 of this registration statement. The Articles of Incorporation and Bylaws of the Company do not contain any limitation on the amount or percentage of indebtness, funded or otherwise, the Company might incur. The more the Company's assets are leveraged, the greater the risk that short-term fluctuations in the Company's operations might have a material adverse effect on the Company's ability to acquire additional financing, when and if required. Typically, the more the Company becomes leveraged, the greater the increase in debt service. Such an increase in debt service could adversely affect the Company's ability to make distributions to its stockholders and result in an increased risk of default on its obligations. The Board of Directors of the Company will determine policies with respect to financing or refinancing of assets and policies with respect to borrowings by the Company.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS

FORWARD LOOKING CAUTIONARY STATEMENT

This registration statement contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks inherent in the entertainment, including but not limited to inability to secure profitable

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projects, lower than anticipated sales, higher than anticipated costs, intense competition, and other factors set forth in this item and elsewhere in this registration statement.

GENERAL

REVENUES

The primary potential sources of revenue for the Company are proceeds from production and distribution of entertainment content, such as films, music and other art performances, as well as sales of entertainment related consumer merchandise and marketing services provided to companies within the entertainment industry. In the future, the Company also expects to derive revenues from participation in development and operation of entertainment related real estate properties, other intellectual properties and technologies, as well as other entertainment related projects. The Company is a development stage company and comparisons and trends at this time may not be a meaningful indication of the Company's business prospects. Revenues will be recognized as earned. The Company has not yet earned any revenue, and needs capital to develop or acquire interests in said projects.

EXPENSES

General and administrative expenses consist primarily of costs associated with finance and accounting, human resources, management, legal services, and office overhead. Management intends to implement improved management information systems and continue to expand staff in order to support project development efforts. As a result, the Company expects general and administrative expenses to increase in future periods.

FINANCIAL CONDITION

The Company does not have adequate capital to fund its business and needs to raise additional capital or financing to develop or acquire interests in planned projects. The Company may not be able to continue as a going concern if it does not obtain additional funds. The Company is currently offering its Common Stock and warrants in a private placement to raise up to $5,000,000, but there is no assurance that the Company will raise any capital from the offering. Historically, the Company has funded its operations primarily through loans and the private sale of equity securities.

NINE MONTHS ENDED SEPTEMBER 30, 1999

REVENUES

Revenues for the nine month period ended September 30, 1999 were $284,186 as compared to $269,985 for the nine month period ended September 30, 1998. The revenues during these periods were derived primarily from marketing research services, which have since then been discontinued. The Company' current business is in a development stage and comparisons and trends at this time may not be a meaningful indication of the Company's business prospects.

EXPENSES AND INCOME OR LOSS

The Company's expenses were generally comprised of general and administrative costs. General and administrative costs for the nine month period ended September 30, 1999 were $127,203 as compared to $241,053 for the nine month period ended September 30, 1998.

The net loss for the nine month period ended September 30, 1999 was $80,360 compared to net loss of $241,966 for the nine month period ended September 30, 1998.

The basic loss per share for the nine month period ended September 30, 1999 was $0.01 as compared to $0.02 for the nine month period ended September 30, 1998.

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STATEMENT OF CASH FLOWS

The Company's statement of cash flows for the nine months ended September 30, 1999 reflects that operating activities during that period utilized cash of $12,045 as compared to $105,331 of cash utilized during the nine months ended September 30, 1998. The cash used by financing activities for the nine months ended September 31, 1999 was $5,414 as compared to $103,782 for the nine month period ending September 30, 1998. There was no cash used or provided by investing activities for the nine month period ending September 30, 1999 as compared to $686 used by investing activities for the nine months ended September 30, 1998.

INCOME TAXES

At September 30, 1999, the Company had net operating loss carryforwards of approximately $1,185,000. No tax benefit had been reported in the financial statements, because the Company believes that the carryforwards will expire unused. The tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

LIQUIDITY AND CAPITAL RESOURCES

The Company does not have adequate capital to fund its business and needs to raise additional capital or financing. The Company is currently offering its Common Stock and warrants in a private placement to raise up to $5,000,000 at a price of $0.50 per share.

TWELVE MONTHS ENDED DECEMBER 31, 1998

REVENUES

Revenues for the twelve month period ended December 31, 1998 were $491,630 as compared to $607,373 for the twelve month period ended December 31, 1997. The revenues during these periods were derived primarily from marketing research services, which have since then been discontinued. The Company' current business is in a development stage and comparisons and trends at this time may not be a meaningful indication of the Company's business prospects.

EXPENSES AND INCOME OR LOSS

The Company's expenses were generally comprised of general and administrative costs. General and administrative costs for the twelve month period ended December 31, 1998 were $309,169 as compared to $549,960 for the twelve month period ended December 31, 1997.

The net loss for the twelve month period ended December 31, 1998 was $236,570 compared to net loss of $457,678 for the twelve month period ended December 31, 1997.

The basic loss per share for the twelve month period ended December 31, 1998 was $0.02 as compared to $0.10 for the twelve month period ended December 31, 1997. The weighted average number of shares outstanding used in the basic loss per share calculation for the twelve month period ended December 31, 1998 was 11,032,965 and 4,504,356 for the twelve month period ended December 31, 1997.

STATEMENT OF CASH FLOWS

The Company's statement of cash flows for the twelve months ended December 31, 1998 reflects that operating activities during that period utilized cash of $85,173 as compared to $151,086 of cash utilized during the twelve months ended December 31, 1997. The cash provided by financing activities for the twelve months ended December 31, 1998 was $98,500 as compared to $163,686 for the twelve month period ending December 31, 1997. The cash used by investing activities for the twelve month period ending December 31, 1998 was $686 as compared to $35,914 used by investing activities for the twelve months ended December 31, 1997.

INCOME TAXES


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At December 31, 1998, the Company had net operating loss carryforwards of approximately $1,100,000. No tax benefit had been reported in the financial statements, because the Company believes that the carryforwards will expire unused. The tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

LIQUIDITY AND CAPITAL RESOURCES

The Company does not have adequate capital to fund its business and needs to raise additional capital or financing. The Company is currently offering its Common Stock and warrants in a private placement to raise up to $5,000,000 at a price of $0.50 per share.

POTENTIAL FLUCTUATIONS IN FINANCIAL REPORTS

The Company's operating results have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future as a result of a variety of factors, many of which are beyond the Company's control. These factors include frequent business transitions, the availability of capital or financing to fund the Company's operations, the effectiveness of the Company's entertainment properties development and marketing programs, increased competition in the Company's markets and other general economic factors. Due to these factors and the fact that the Company is still in a development stage, the market price of the Company's Common Stock could likely be materially and adversely affected.

ITEM 3 - DESCRIPTION OF PROPERTY

The Company owns no property. Commencing November 1, 1999, the Company entered into a sub-lease for approximately 1,800 square feet of office space located at 9301 Wilshire Boulevard., Suite 201 & Suite 202, Beverly Hills, California 90210 for its corporate headquarters at an annual rent of approximately $52,000, plus a pro rata share of building operating costs. The offices are part of a professional business center building suitable for common business activities and adequate, in aggregate for up to 15 employees. The Company has a commercial lease agreement for the premises, copy of which is provided in Exhibit 10.3,
Part III, Item 2.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the security ownership of the officers and directors of the Company and each person who owns of record, or is known by the Company to own beneficially, more than five percent (5%) of the Company's Common Stock as of February 29, 2000.

------------------------------------------------------------------------------
SECURITY CLASS       SHAREHOLDER'S NAME AND            NUMBER OF   PERCENT OF
                         ADDRESS (5)                    SHARES       CLASS
----------------  --------------------------------  -------------  -----------

Common Stock      Torco Enterprise, LLC (1)           22,076,475      27.4%

Common Stock      Thorn Tree Management, LLC (2)      22,076,475      27.4%

Common Stock      Illya Bond* (3)                     14,717,650      18.3%

Common Stock      Bobby Roberts* (4)                   6,000,000       7.5%

Common Stock      Phillips Management Svcs             5,561,773       6.9%
----------------  --------------------------------  -------------  -----------
* Beneficial Ownership


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(1)  Joseph Torkan, a Director and Vice President of the Company, is a managing partner of Torco Enterprise, LLC.

(2) David Peipers, a Director and Vice President of the Company, is a managing partner of Thorn Tree Management, LLC.

(3)  Illya Bond is a Director and Secretary of the Company.

(4)  Bobby Roberts is a Director and President of the Company.

(5) All of these principal shareholders have an address at the Company's executive offices.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The following table lists the officers and directors of the Company as of February 29, 2000:

         -----------------------------------------------------------
         NAME                            POSITION
         -----------------------------------------------------------
         Bobby Roberts                   President and Director

         Joseph Torkan                   Vice President and Director

         David Peipers                   Vice President and Director

         Joubin Torkan                   Vice President and Director

         Dennis M. Phillips              Director

         Illya Bond                      Secretary and Director
         -----------------------------------------------------------

BOBBY ROBERTS, age 60, has been the President and Director of the Company since its reorganization in December 1999. Mr. Roberts' career in the entertainment business has spanned 35 years. He has been a record executive, film producer, music publisher and personal manager, handling the careers of successful artists such as The Mama's and The Papa's, Ann-Margret, Mama Cass Elliott, Paul Anka, Richard Pryor, Steppenwolf, and Jan & Dean. He began in the 1950s as a member of the internationally known dance act, the Dunhills, which was affiliated with and worked all over the world with Danny Kaye and Milton Berle. In the 1960s, Mr. Roberts co-founded Dunhill Records with Lou Adler. The company's first discovery was The Mamas and The Papa's. Other artists to succeed on the Dunhill label included Three Dog Night, Steppenwolf, Johnny Rivers and Mama Cass Elliott. Thereafter, Mr. Roberts formed Landers-Roberts Productions with Hal Landers and produced many successful motion pictures, the first being the MGM production GYPSY MOTHS, starring Burt Lancaster and Deborah Kerr. Films that followed included MONTE WALSH with Lee Marvin and Jack Palance, THE HOT ROCK, starring Robert Redford and Zero Mostel and the huge box office success DEATH WISH starring Charles Bronson, as well as the first sequel DEATH WISH II. Mr. Roberts was also President of the Lorimar Music Group. Lorimar was responsible for DALLAS, KNOTT'S LANDING and many other successful television shows. Mr. Roberts recently produced the critically acclaimed theatrical show "Mort Sahl's America", which enjoyed success both in New York and Los Angeles. Mr. Roberts was the head of Santa Clarita Studios, Inc., a studio and entertainment company. Mr. Roberts has also been a long-time member of The Academy of Motion Pictures Arts and Sciences.

JOSEPH TORKAN, age 60, has been the Vice President and a Director of the Company since its reorganization in December 1999. Mr. Torkan is a Vice President and Chief Operating Officer of Regal Group, L.L.C. Mr. Torkan participates in major real estate developments, currently concentrating on several shopping centers and

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entertainment facilities in Las Vegas, Nevada. Since moving to Los Angeles in
1978, Mr. Torkan also established other businesses, among which are a furniture manufacturing business and a truck and automobile parts manufacturing business. Mr. Torkan holds a Bachalor of Arts Degree in Business Administration from Long Island University.

DAVID PEIPERS, age 43, has been a Director of the Company since its reorganization in December 1999. Mr. Peipers is an owner of 50% of Regal Group, L.L.C., which he established for the purpose of owning, developing, constructing and managing real estate interests. Mr. Peipers additionally is an active investor in a variety of private companies. He was co-founder and Chairman of Segrets, Inc., an apparel firm which markets women's sportswear under the Sigrid Olsen label until the sale of the company to Liz Claiborne in 1999. Other companies in which Mr. Peipers is a director and significant shareholder, either directly or through affiliates, include SK Technologies (retail software), Delta Omega Technologies (specialty chemicals), Equistar Holdings (mining), and Domaine Clarence Dillon (wine). Mr. Peipers is also presently Chairman of Offline Entertainment Group, a New York based independent film and television company. His education includes a Bachelor of Arts Degree from Harvard College in 1978 and a J.D. Degree from Harvard Law School in 1981.

JOUBIN TORKAN, age 35, has been a Director of the Company since its reorganization in December 1999. Mr. Torkan attended USC and majored in Business Administration. Mr. Torkan has been actively involved in major real estate developments with his father Joseph Torkan, currently concentrating on several shopping centers and entertainment facilities in Las Vegas under the ownership of Regal Group, L.L.C. He also owns 100% of Designers Import International, a high-end furniture manufacturing company supplying major hotels in Las Vegas, Far East and Middle East countries. In addition, he is a minority shareholder of a slip cover manufacturing company in Los Angeles.

DENNIS PHILLIPS, age 48, has been a Director of the Company since 1996. Mr. Phillips is a published author of poetry, fiction and other literature. During his career, Mr. Phillips has been a Book Review Editor of Sulfur Magazine and served as an Executive Director and President of Beyond Baroque, a non-profit literary and arts foundation. In addition, Mr. Phillips is the founding Editor and Publisher of Littoral Books, an independent literary press. Currently, Mr. Phillips is a professor at Art Center College of Design in Pasadena, where he has been teaching since 1979, and an Adjunct Assistant Professor at Occidental College in Los Angeles. He has also guest-lectured at University of California, San Diego and Otis Art Institute, among other places.

ILLYA BOND , age 50, has been the Secretary and a Director of the Company since its reorganization in December 1999. Mr. Bond has over 25 years of experience in developing and managing financial and real estate assets. Mr. Bond was Vice President, Syndication of American Development Corp. In this capacity, he was responsible for the interfacing of company syndication products with the corporate finance departments of firms including Merrill Lynch, Dean Witter, Shearson, American Express and Kidder Peabody. During Mr. Bond's tenure, American Development Corp. became the third largest developer in the United States with more than $2 billion in assets and average annual syndication equity raised of $190 million. Mr. Bond's other experience includes extensive involvement in the banking and insurance industries through affiliations with American Diversified Savings and Loan and American Pacific Insurance Company. Illya Bond serves as a Director for PowerSource Corporation.

The following table lists the members of the Company's Executive Entertainment Committee as of February 29, 2000 and key consultants retained by the Company. The Executive Entertainment Committee is comprised of high level professionals experienced in the entertainment industry, computer industry, legal industry, international business, and finance who will render advice to the Company from time to time upon the request of the Company's Board of Directors.

         ---------------------------------------------------------
         NAME                            POSITION
         ---------------------------------------------------------
         Charles Weber                   Administrative Consultant

         Michael Selsman                 Administrative Consultant

         Charles Silvers                 Administrative Consultant
         ---------------------------------------------------------

CHARLES WEBER has been a successful key executive in the entertainment and communications industry for over 20 years. During this time he has also been Chairman and Chief Executive Officer of Weber Communications, Inc., an international consulting firm providing professional management, consulting, business development and financial services, specializing in strategic alliances in the multimedia, technology, medical, broadcasting, entertainment, and communications fields. In this capacity, Mr. Weber is very active in the international marketplace and represents a number of companies in the Far East, South America, as well as Eastern and Western Europe. Mr. Weber has been instrumental in securing public and private corporate financing, domestic and international distribution, mergers and acquisitions and the production and financing of motion pictures. He has also served in executive roles for Fortune 500, real estate, and entertainment companies and has participated as an executive producer of a number of feature films.

Mr. Weber has been President and Chief Executive Officer or Chief Operating Officer of the following companies:

Lucasfilm, Ltd.: As President and Chief Executive Officer of George Lucas' company, Mr. Weber was responsible for all aspects of the company's operations, including international operations, financing, negotiations, production, licensing, merchandising, Industrial Light and Magic and THX. He was also involved in the making of: THE EMPIRE STRIKES BACK, RAIDERS OF THE LOST ARK, and MORE AMERICAN GRAFFITI.

Embassy Communications: As President and Chief Operating Officer of Norman Lear's and Jerry Perenchio's company, Mr. Weber was involved in corporate development, television and motion picture production and international and domestic distribution, cable operations, pay television services and Hispanic broadcast stations. He was also involved in the making of BLADE RUNNER.

Entertainment Company of America (ECA): As President and Chief Executive Officer, Mr. Weber led ECA's early involvement in the development of interactive in-flight systems, developing the distribution and technical expertise to support in-flight audio/video games, merchandising, communications and gaming requirements on aircraft.

CanWest International Corp.: As President and Chief Executive Officer, Mr. Weber's primary responsibility was the development and acquisition of companies and strategic investments to add to CanWest Global Communications Corporation's television interests outside of Canada. Mr. Weber was instrumental in the acquisition and investigation of broadcast properties in Eastern Europe, South America and the Far East.

Mr. Weber is a member of The Academy of Motion Pictures Arts and Sciences and The Academy of Television Arts and Sciences. Mr. Weber is a graduate of Manhattan College, where he received a Bachelor of Business Administration degree and went on to earn a Master's degree in Business Administration from Hofstra University.

MICHAEL SELSMAN has a wealth of diverse experience in the entertainment industry, working in public relations, film production, publishing and numerous other environments. Mr. Selsman started his career as a public relations and national publicity executive, working in New York City with 20th Century Fox and later with Paramount Pictures. After moving to Los Angeles, he became an Account Executive with the Arthur P. Jacobs Company, the premiere entertainment public relations firm, where he personally represented many well-known personalities, including Judy Garland, Marilyn Monroe, Peter Sellers, Marlene Dietrich, Henry, Jane and Peter

Fonda, James Mason, Mervyn LeRoy, James Stewart, Lawrence Harvey, Rock Hudson, and others. Subsequently, he joined Rogers and Cowan Public Relations, representing the Disneyland Hotel, Ambassador Oil, The Wrather Corp., owners of the Lassie franchise, Muzak, and others. Later in his career, Mr. Selsman also represented authors such as Truman Capote, Ronald Dahl and others, while working with famed literary agent, Irving Lazar.

Mr. Selsman gained remarkable experience as a talent agent with Artists Agency Corporation, now ICM, participating in television packaging with the agency's client, Bing Crosby Productions. In-house shows included "Ben Casey", "Medic", and "Hogan's Heroes." He was also involved in the early career development of James Garner, Alan Arkin, and Robert Redford.

As the President of Group Three, Mr. Selsman co-produced the feature film, DIRTY LITTLE BILLY, distributed by Columbia Pictures, and also developed BURY MY HEART AT WOUNDED KNEE by Dee Brown, WORLD WITHOUT END, AMEN by Jimmy Breslin, I, ROBOT by Isaac Asimov, and THE FORTUNATE PILGRIM by Mario Puzo. Selsman and film director Charles B. Pierce also collaborated with American International Pictures to produce several films on far locations, including WINTERHAWK in Montana, BOOTLEGGERS in Texas and Arkansas, THE NORSEMAN in Florida, and GREY EAGLE in Wyoming and Colorado.

In addition, Mr. Selsman worked with Orson Welles preparing a film about the assassination of Robert Kennedy and co-produced the feature film GOTCHA, which was distributed by Universal, as well as developing 18 other feature film and television projects working for MGM.

As a professional writer, Mr. Selsman wrote the screenplay for his original feature film idea, "Getting Even With Steven" for Hemdale Pictures Corp. He has also been employed as a writer by MGM Studios, Robert Halmi International, New World Pictures, Brilliant Digital Entertainment, and others.

Mr. Selsman also worked for Samuel Goldwyn, Jr. at Goldwyn Studios.

CHARLES SILVERS has twenty-seven years of notable experience building and supervising motion picture post production organizations and technical facilities. In addition, he has nine years of experience consulting within the industry, primarily in the areas of picture and sound editing, post production, distribution, fulfillment and media preservation. Mr. Silvers also has prominent skills in adapting new technologies and developing systems tailored to provide economical solutions to production, completion, distribution and preservation problems. From concept, planning and budgeting to scheduling and execution, Mr. Silvers holds an extensive record in administration.

At RKO Pictures, Inc., Mr. Silvers created and implemented a low-budget film/tape assets management program, providing the only insurance available to protect and preserve original film or tape master elements. He also supervised the production of a Movie of the Week as well as the conversion of theatrical film for television presentation.

As a professional consultant, Mr. Silvers has principally consulted for the entertainment industry. He consulted for Archives for Advanced Media developing proposals and programs covering the world-wide management of film/ tape storage materials. For Buena Vista Distribution Mr. Silvers consulted in the development and design of a specialized transfer facility to upgrade and archive aging sound recordings. At Scientific Environmental Control he established the criteria for, and consulted in the development of environmentally secure packaging, vault construction, climate controls, and materials maintenance schedules designed to extend the storage life of film and tape.

Mr. Silvers' technological expertise is notable in the giants of the entertainment industry which include Walt Disney Imagineering, Sony Studios/ Columbia, and Paramount Pictures. He has modified and upgraded or developed computer programs and systems to: track development, revisions and manufacture of internationally distributed products; provide detailed sound descriptions and tracking for transient clients' sound elements; expend stock footage sales and increase labor efficiency.

Mr. Silvers also has extensive experience in administration where he has enhanced the business for the companies for which he has worked. Such companies include Cinetopia where he has analyzed and augmented a budget proposal to fund a new process for combining live action and animation, and Pacific Video where he analyzed operations and financials of a video facility being considered for acquisition.

In his earlier professional career, Mr. Silvers was the Senior Vice President of Post Production Facilities at Lorimar Productions (formerly MGM, now SONY). He was responsible for the overall supervision of Lorimar Studios Sound & Projection Departments and Editorial Facilities. As Vice President of Editorial & Post Production, he was responsible world-wide for the editing, completion and delivery of all theatrical and television programming. Prior to that, he was responsible world-wide for the organization, operations, and costs related to the editing, completion and delivery of all television programming as Director of Editorial & Post Production.

Mr. Silvers served as the Director of Editorial and Post Production for MGM Television and Columbia Television as well.

ITEM 6 - EXECUTIVE COMPENSATION

No executive officer of the Company has received any compensation from the Company in excess of $100,000 during any fiscal year. Upon the availability of funds, the Company expects to commence paying the following salaries to the Company's executive officers, subject to change by Board of Directors:

         ----------------------------------------------------
         NAME               POSITION                   SALARY
         ----------------------------------------------------
         Bobby Roberts      President                $60,000*

         Joseph Torkan      Vice President           $60,000*

         David Peipers      Vice President           $60,000*

         Joubin Torkan      Vice President           $60,000*

         Illya Bond         Secretary                $60,000*
         ----------------------------------------------------
         *Salary deferred

The compensation payable to the Company's executive officers will generally not exceed that which is customarily paid in the industry by companies of comparable size and in the same geographic areas.

Directors receive no cash compensation for their services to the Company as directors, but are reimbursed for expenses actually incurred in connection with attending meetings of the Board of Directors, and may receive a cash fee for attending meetings. The Company plans to establish a stock incentive program for the directors, executive officers, employees and key consultants of the Company. The Company estimates that it will set aside 10% of the issued and outstanding Common Stock of the Company for the stock incentive program. At the present time, the Company has no employment agreements with any of its nine full-time employees and executives, however, such agreements are being currently contemplated and are expected to be made in the future.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the Reorganization Agreement made between the Company and Millennium Multi Media.com Corp. on December 30, 1999, the Company has not entered into any material business transactions during the past two years with (1) any director or executive officer, (2) any nominee for election as a director, (3) any existing shareholder owning more than 5% of the outstanding Common Stock of the Company, or (4) any member of the immediate family of any officer or director of the Company, other than a management contract with Phillips Management Services, a copy of which is provided in Exhibit 10.1, Part III, Item 2, which has been terminated as of December 30, 1999.

ITEM 8 - DESCRIPTION OF SECURITIES

GENERAL

The authorized capital stock of the Company consists of 300,000,000 shares of Common Stock, par value $.001 per share, of which 84,082,201 were issued and outstanding as of February 29, 2000, not including 1,388,120 shares subject to legal challenge by the Company, which are likely to be cancelled, and including 3,500,000 shares subject to legal challenge, but for which cancellation is less certain. See "LEGAL PROCEEDINGS" in Part II, Item 2. The authorized capital stock also includes 20,000,000 shares of Preferred Stock, par value $.001, none of which are issued or outstanding. The Company has on file an Information Statement pursuant to Rule 15c2-11 and its common stock is trading as a non-reporting company on the "pink sheets" under the symbol GLNC. The Company is planning to change the symbol in the future.

The Company anticipates that Company securities may be issued to management in the future (i) pursuant to a qualified or non-qualified stock option plan when approved and adopted by the Company's Board of Directors and the Company's stockholders, or (ii) as compensation for deferred or unpaid salary, but only upon a finding by the Company's Board of Directors that such compensation is fair and reasonable and that the issuance of such securities is in the best interest of the Company.

COMMON STOCK

The Company is authorized to issue 300,000,000 shares of Common Stock, par value $.001 per share. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds available therefor, based upon the Board's assessment of the financial condition of the Company, its earnings, its need for funds, the effect of outstanding preferred stock, if any, to the extent the preferred stock has a prior claim to dividends, and other factors including any applicable laws. The Company has not declared or paid any cash dividends and does not intend to pay cash dividends in the foreseeable future on the shares of its Common Stock. The Company is not currently a party to any agreement restricting the payment of dividends.

Holders of Common Stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors. The holders of more than 50% of the Common Stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of stockholders. The vote of the holders of a majority of Common Stock present at such a meeting will decide any question brought before such meeting, except for certain actions such as amendments to the Company's Articles of Incorporation, mergers or dissolutions which require the vote of the holders of a majority of the outstanding Common Stock. Upon liquidation or dissolution, the holder of each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to such stockholder after payment of all liabilities and after distributions to preferred stockholders legally entitled to such distributions. Holders of Common Stock do not have any preemptive, subscription or redemption rights. The holders of the

Common Stock do not have cumulative voting rights. All outstanding Shares of Common Stock are fully paid and non-assessable. The holders of the Common Stock do not have any registration rights with respect to the stock.

PRIVATE PLACEMENT

The Company is making a private placement of its Common Stock pursuant to Rule 506 of the Securities Act of 1933, as amended, to raise up to $5,000,000 in capital. The Company is offering 1,000 Units consisting of an aggregate of 10,000,000 shares of Common Stock and 20,000,000 Common Stock Purchase Warrants. Each Unit consists of 10,000 shares of Common Stock at $0.50 per share, 10,000 Class A Warrants exercisable at $1.00 at any time until December 31, 2000 and 1,000 Class B Warrants exercisable at $2.00 per Share at any time until December 31, 2001. As of February 29, 2000, the Company raised $120,000 by having sold 24 Units to the following investors.

--------------------------------------------------------------------------------
Subscribtion  Name of Subscriber   Address of Subscriber               Number of
Date                                                                     Units
--------------------------------------------------------------------------------
02/07/00      Fred  Shakib         4405 Medley Pl, Encino, CA 91316            2

02/22/00      Daniel S. Allen      24022 US 33 East, Elkhart, IN 46518         1

02/29/00      Gordon L. Selfridge  721 Helen Dr, Hollister, CA 95023          20

02/29/00      Rodney  Russell      7730 Eastbrook Dr, Anchorage, AK 99504      1
--------------------------------------------------------------------------------

A maximum of 114,082,201 shares of Common Stock will be issued and outstanding upon the issuance of all Units and exercise of all Warrants offered in the private placement.

WARRANTS

The Units include a total of 10,000,000 Class A Warrants to purchase 10,000,000 shares of the Company's Common Stock for a purchase price of $1.00 per share, exercisable at any time until December 31, 2000, and a total of 10,000,000 Class B Warrants to purchase 10,000,000 shares of the Company's Common Stock for a purchase price of $2.00 per share, exercisable at any time until December 31, 2001. The Warrants include customary anti-dilution provisions providing for price and amount adjustments in the event of stock splits, reverse stock splits, recapitalizations, stock dividends and similar transactions. No adjustments are made for the issuance of additional shares of capital stock by the Company. Other than the Class A and Class B Warrants included in the Units of the private placement, the Company has no other warrants authorized, issued or outstanding.

PREFERRED STOCK

The Company is authorized to issue 20,000,000 shares of Preferred Stock, having such rights, preferences and privileges, and issued in such series, as are determined by the Company's Board of Directors in its discretion. To date, there are no shares of Preferred Stock issued or outstanding.

STOCK OPTIONS

The Company has granted options to certain directors and consultants to purchase shares of Common Stock in consideration for services performed prior to organization. The optionholders can purchase 45,000 shares Common Stock at a price of $0.005 per share until October 14, 2004, 45,000 shares Common Stock at a price of $1.00 per share until October 14, 2004 and 500,000 shares of Common Stock at a price of $0.005 per share until December 31, 2004.

The Company has also granted a conditional option to Phillips Management Services to purchase an aggregate total of 2,934,463 shares of Common Stock at a price of $0.001 within one year of the fulfillment of the specified condition. The option is conditional on exercise of a set of options in the same aggregate amount, with an expiration date of March 30, 2001, granted by Phillips Management Services to other non-affiliated parties.

PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE COMMON EQUITY

     The Company's Common Stock was listed and trading on the Over-the-Counter Bulletin Board ("OTC BB") from May 6, 1998 until December 1, 1999, when, according to amendments to NASD Rules 6530 and 6540, effective January 4, 1999, the Company's securities became ineligible for trading on the OTC BB. The Company's securities will not become eligible for trading on the OTC BB until its Form 10SB Registration Statement is declared effective by the Securities and Exchange Commission, and the Company remains current in its public reports. The Company's shares are qualified for trading on a nonquoted basis on the "pink sheets," where the Company's Common Stock is currently trading under the symbol "GLNC". The approximate number of holders of record for the Company's Common Stock is 600. The closing sale price of the Company's common stock on the "pink sheets" on March 28, 2000 was $0.23

--------------------------------------------------------------------------------
Quarterly Period                                              Stock Price ($)
                                                           Low           High
October 1, 1999 - December 31, 1999  (Q4 '99)             0.200          0.020

July 1, 1999 - September 31, 1999  (Q3 '99)               0.040          0.040

April 1, 1999 - June 30, 1999  (Q2 '99)                   0.020          0.060

January 1, 1999 - March 30, 1999  (Q1 '99)                0.007          0.040

October 1, 1998 - December 31, 1998  (Q4 '98)             0.007          0.040

July 1, 1998 - September 30, 1998  (Q3 '98)               0.035          0.187

April 1, 1998 - June 30, 1998  (Q2 '98)                   0.156          0.343
--------------------------------------------------------------------------------

The Company has not declared or paid any cash dividends and does not intend to pay dividends in the foreseeable future on the shares of its Common Stock. The Company is not currently a party to any agreement or condition restricting the payment of dividends.

ITEM 2 - LEGAL PROCEEDINGS

     The Company plans to initiate legal action to effect cancellation of 4,888,120 shares of Common Stock, consisting of amounts issued to the parties indicated below, which have not been duly authorized, were not validly issued and for which no consideration was paid. None of the parties below have earned or otherwise performed or paid consideration for the issued shares. Emanuel Corpus and Rose Fajardo have signed agreements rescinding the transactions in which they received the listed certificates, but have not yet surrendered the certificates for cancellation

        GLNC SHARES TO BE CHALLENGED
        PARTY                     NUMBER OF SHARES               CERTIFICATE NO.


                                       17

        Sterling & Co. (1)            3,500,000                          7514

        Emanuel Corpus (2)            1,357,575                          6229

        Rose Fajardo (2)                 30,545                          6231


(1) Presently, the shares are included in the Company's deemed issued and outstanding shares. The Company intends to file a lawsuit to have them cancelled. There is no assurance regarding the outcome of the litigation or whether a judgement in favor of the Company canceling the shares will be rendered.

(2) Presently, these shares are deemed not to be issued or outstanding, because of the cancellation agreements signed by these individuals.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Jones, Jensen & Company's report on the financial statements for fiscal years ending December 31, 1997 and December 31, 1998 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The Company had no disagreements with Jones, Jensen & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

The Company is making a private placement of its Common Stock pursuant to Rule 506 of the Securities Act of 1933, as amended, to raise up to $5,000,000 in capital. The Company is offering 1,000 Units consisting of an aggregate of 10,000,000 shares of Common Stock and 20,000,000 Common Stock purchase Warrants. Each Unit consists of 10,000 shares of Common Stock at $0.50 per share, 10,000 Class A Warrants exercisable at $1.00 at any time until December 31, 2000 and 1,000 Class B Warrants exercisable at $2.00 per Share at any time until December 31, 2001. See "DESCRIPTION OF SECURITIES - Private Placement" in Part I, Item 8. As of February 29, 2000, the Company raised $120,000 by having sold 24 Units to the following investors.


-----------------------------------------------------------------------------------------------------
                                                                                          Number of
Subscribtion Date     Name of Subscriber         Address of Subscriber                       Units
-----------------------------------------------------------------------------------------------------

02/07/00              Fred  Shakib               4405 Medley Pl, Encino, CA 91316                 2

02/22/00              Daniel S. Allen            24022 US 33 East, Elkhart, IN 46518              1

02/29/00              Gordon L. Selfridge        721 Helen Dr, Hollister, CA 95023               20

02/29/00              Rodney  Russell            7730 Eastbrook Dr, Anchorage, AK 99504           1
-----------------------------------------------------------------------------------------------------

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the Utah General Corporation Law and the Company's Articles of Incorporation, the Company's directors will have no personal liability to the Company or its stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his "duty of care." This provision does not apply to the directors' (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence. The effect of this provision in the Company's Articles of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholder's derivative suits on behalf of the Company) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (vi) above. This provision does not limit nor eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Articles of Incorporation provide that if Utah law is amended to authorize the future elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the law, as amended. The Utah General Corporation Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law. The Company's Bylaws provide for indemnification of such persons to the full extent allowable under applicable law. These provisions will not alter the liability of the directors under federal securities laws.

The Company intends to enter into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Company's Bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART F/S

INDEPENDENT AUDITOR'S REPORT
To the Board of Directors
Glenhills Corporation and Subsidiary
(Formerly DHS Industries, Inc.)
Encino, California

We have audited the accompanying consolidated balance sheet of Glenhills Corporation and Subsidiary (formerly DHS Industries, Inc.) as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Glenhills Corporation and Subsidiary (formerly DHS Industries, Inc.) as of December 31, 1998, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the consolidated financial statements, the Company's recurring losses from operations and working capital deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 6. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Jones, Jensen & Company
Jones, Jensen & Company
Salt Lake City, Utah

FINANCIAL STATEMENTS FOR YEARS ENDED DECEMBER 31, 1997 & DECEMBER 31, 1998, AND NINE MONTHS ENDED SEPTEMBER 30, 1998

                      GLENHILLS CORPORATION AND SUBSIDIARY
                         (Formerly DHS Industries, Inc.)
                           Consolidated Balance Sheet

                                     ASSETS
                                    --------

                                                                       September 30,        December 31,
                                                                           1999                1998
                                                                       ------------        ------------
                                                                         (Unaudited)
CURRENT ASSETS

         Cash                                                          $         992       $      18,451
         Accounts receivable (Note 1)                                          5,720              27,306
         Prepaid expenses                                                          -               3,600
                                                                       -------------       -------------

                  Total Current Assets                                         6,712              49,375
                                                                       -------------       -------------

FIXED ASSETS (Note 1)

         Leasehold improvements                                               79,528              79,528
         Equipment                                                            48,168              48,168
         Furniture and fixtures                                               30,805              30,805
         Less: accumulated depreciation                                      (93,716)            (72,586)
                                                                       -------------       -------------
                  Total Fixed Assets                                          64,785              85,915
                                                                       -------------       -------------

OTHER ASSETS

         Deposits                                                              1,163               1,565
                                                                       -------------       -------------

                  Total Other Assets                                           1,163               1,565
                                                                       -------------       -------------

                  TOTAL ASSETS                                         $      72,660       $     136,837
                                                                       =============       =============

                      GLENHILLS CORPORATION AND SUBSIDIARY
                         (Formerly DHS Industries, Inc.)
                     Consolidated Balance Sheet (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------


                                                                       September 30,        December 31,
                                                                           1999                 1998
                                                                       -------------       -------------
                                                                       (Unaudited)
CURRENT LIABILITIES

         Accounts payable                                              $      82,254       $      49,917
         Accrued expenses                                                     11,573              11,063
         Deferred revenue                                                          -              26,250
         Notes payable - current portion (Note 2)                            210,453             212,078
         Leases payable - current portion (Note 3)                            10,087               7,970
                                                                       -------------       -------------
                  Total Current Liabilities                                  314,367             307,280
                                                                       -------------       -------------
LONG-TERM DEBT
   Notes Payable  (Note 2)                                                         -                  -
         Leases payable (Note 3)                                              12,472              18,378
                                                                       -------------       -------------
                  Total Long-Term Liabilities                                 12,472              18,378
                                                                       -------------       -------------
                  TOTAL LIABILITIES                                          326,839             325,656
                                                                       -------------       -------------
COMMITMENTS AND CONTINGENCIES (Note 4)

STOCKHOLDERS' EQUITY (DEFICIT)

         Preferred stock: 20,000,000 shares authorized; $0.001
          par value; no shares issued and outstanding                              -                  -
         Common stock: 300,000,000 shares authorized; $0.001
          par value; 11,807,650 and 11,307,650 shares issued
         and outstanding, respectively                                        11,807              11,307
         Additional paid-in capital                                          935,867             921,367
         Stock subscription receivable                                       (10,625)            (10,325)
         Accumulated deficit                                              (1,191,228)         (1,110,868)
                                                                       -------------       -------------

                  Total Stockholders' Equity (Deficit)                      (254,179)           (188,819)
                                                                       -------------       -------------
                  TOTAL LIABILITIES AND
                  STOCKHOLDERS' EQUITY (DEFICIT)                       $      72,660       $     136,837
                                                                       =============       =============

                      GLENHILLS CORPORATION AND SUBSIDIARY
                         (Formerly DHS Industries, Inc.)
                      Consolidated Statements of Operations

                                                                   For the
                                                                 Nine Months
                                                                    Ended               For the Years Ended
                                                                 September 30,              December 31,
                                                       ----------------------------  --------------------------
                                                            1999          1998            1998        1997
                                                       -------------  -------------  ------------  ------------
                                                        (Unaudited)    (Unaudited)

REVENUES                                                $   284,186    $   269,985    $  491,630    $  607,337

COST OF SALES                                               158,467        119,006       273,962       334,736
                                                       -------------  -------------

GROSS MARGIN                                                125,719        150,979       217,668       272,637
                                                       -------------  -------------
EXPENSES

         Rent                                                51,894         75,417        87,085        69,960
         Depreciation and amortization                       21,130         21,130        28,174        27,514
         General and administrative                         127,203        241,053       309,169       549,960
                                                       -------------  -------------  ------------  ------------

                  Total Expenses                            200,227        337,600       424,428       647,434
                                                       -------------  -------------  ------------  ------------

LOSS FROM OPERATIONS                                        (74,508)      (186,621)     (206,760)     (374,797)
                                                       -------------  -------------  ------------  ------------

OTHER INCOME (EXPENSE)

         Loss on impairment of assets                             -        (48,354)      (48,534)            -
         Other income                                             -              -             -        11,615
         Interest expense                                    (5,852)        (6,991)       (8,456)      (14,593)
                                                       -------------  -------------  ------------  ------------

                  Total Other Income (Expense)               (5,852)       (55,345)      (56,810)       (2,978)
                                                       -------------  -------------  ------------  ------------

LOSS BEFORE DISCONTINUED OPERATIONS                         (80,360)      (241,966)     (263,570)     (377,775)

         Loss from discontinued operations                        -              -             -       (79,903)
                                                       -------------  -------------  -----------   ------------

LOSS BEFORE INCOME TAXES                                    (80,360)      (241,966)     (263,570)     (457,678)

         Income tax expense                                       -              -             -             -
                                                       -------------  -------------  -----------   ------------

NET LOSS                                                $   (80,360)   $  (241,966)   $(263,570)    $ (457,678)
                                                       =============  =============  ===========   ============

BASIC LOSS PER SHARE (Note 1)                           $     (0.01)   $     (0.02)   $   (0.02)    $    (0.10)
                                                       =============  =============  ===========   ============

                      GLENHILLS CORPORATION AND SUBSIDIARY
                         (Formerly DHS Industries, Inc.)
            Consolidated Statements of Stockholders' Equity (Deficit)


                                                     Common Stock           Additional      Stock
                                             ---------------------------     Paid-In      Subscription    Accumulated
                                               Shares         Amount         Capital       Receivable       Deficit
                                             -------------  ------------  --------------  -------------  -------------
Balance, December 31, 1996                      3,194,404    $    3,194    $    255,341    $         -    $  (389,620)

Common stock issued for stock
  subscription receivable                         400,000           400          74,600        (75,000)             -

Cash received for stock subscription
  receivable                                            -             -               -         24,375              -

Common stock issued for debt                    5,109,913         5,110         233,939              -              -

Common stock issued for services
  rendered                                        120,000           120          34,399              -              -

Common stock issued for cash                    1,323,333         1,323         153,052              -              -

Net loss for the year ended
  December 31, 1997                                     -             -               -              -       (457,678)
                                             -------------  ------------  --------------  -------------  -------------

Balance, December 31, 1997                     10,147,650        10,147         751,331        (50,625)      (847,298)

Cash received for stock
  subscription receivable                               -             -               -         40,000              -

Common stock issued for
  services rendered                               920,000           920          91,080              -              -

Common stock issued for cash                      240,000           240          59,760              -              -

Capital contributions by
  shareholders                                          -             -          19,196              -              -

Net loss for the year ended
  December 31, 1998                                     -             -               -              -       (263,570)
                                             -------------  ------------  --------------  -------------  -------------

Balance, December 31, 1998                     11,307,650    $   11,307    $    921,367    $   (10,625)   $(1,110,868)

Common Stock issued for
  services rendered (unaudited)                   500,000           500          14,500              -              -
                                             -------------  ------------  --------------  -------------  -------------

Net loss for the nine months
  ended September 30, 1999
  (unaudited)                                           -             -               -              -        (80,360)
                                             -------------  ------------  --------------  -------------  -------------

Balance September 30, 1999
  (unaudited)                                  11,807,650    $   11,807    $    935,867    $   (10,625)   $(1,191,228)
                                             =============  ============  ==============  =============  =============

                      GLENHILLS CORPORATION AND SUBSIDIARY
                         (Formerly DHS Industries, Inc.)
                      Consolidated Statements of Cash Flows

                                                                     For the
                                                                   Nine Months
                                                                      Ended             For the Years Ended
                                                                  September 30              December 31,
                                                            ------------------------  -----------------------
                                                                1999         1998        1998         1997
                                                            -----------  -----------  -----------  ----------
                                                            (Unaudited)  (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                $ (80,360)   $(241,966)   $(263,570)  $(457,678)

     Adjustments to reconcile net loss to net cash used by operation activities:

          Depreciation and amortization                         21,130       21,130       28,174      27,514
          Common stock issued for services rendered             15,000       92,000       92,000      34,519
          Loss on impairment of assets                               -       48,354       48,354           -
     Changes in operating assets and liabilities:

          (Increase) decrease in receivables                    21,586      (32,971)       8,913       3,103
          (Increase) decrease in prepaid expenses                3,600         (958)      (1,800)        490
          (Increase) decrease in deposits and other assets         402       (2,348)        (157)     40,666
          Increase (decrease) in accounts payable               32,337       29,285       14,867     224,563
          Increase (decrease) in accrued expenses                  510      (20,587)     (38,204)     42,187
          Increase (decrease) in related party payables              -            -            -     (50,000)

          Increase (decrease) in deferred revenues             (26,250)       2,730       26,250     (16,450)
                                                            -----------  -----------  -----------  ----------

               Net Cash Used by Operating Activities           (12,045)    (105,331)     (85,173)   (151,086)
                                                            -----------  -----------  -----------  ----------

CASH FLOWS FROM INVESTING ACTIVITIES:

          Purchase of fixed assets                                    -        (686)        (686)    (35,914)
                                                            -----------  -----------  -----------  ----------

               Net Cash Used by Investing Activities                  -        (686)        (686)    (35,914)
                                                            -----------  -----------  -----------  ----------

CASH FLOWS FROM FINANCING ACTIVITIES:

          Capital contributions by shareholders                       -      19,196       19,196           -
          Payments on leases payable                             (3,789)     (5,410)      (7,222)     (4,628)
          Payments on notes payable                              (1,625)    (10,004)     (13,474)    (10,436)
          Proceeds from stock issuance                                -     100,000      100,000     178,750
                                                            -----------  -----------  -----------  ----------

               Net Cash Provided (Used) by                   $   (5,414)  $ 103,782    $  98,500    $163,686
               Financing Activities                         -----------  -----------  -----------  ----------


                      GLENHILLS CORPORATION AND SUBSIDIARY
                         (Formerly DHS Industries, Inc.)
                Consolidated Statements of Cash Flows (Continued)

                                                 FOR THE
                                               NINE MONTHS
                                                  ENDED          FOR THE YEARS ENDED
                                               SEPTEMBER 30,         DECEMBER 31,
                                          ----------------------  -----------------
                                             1999        1998      1998      1997
                                          ----------  ----------  -------  --------
                                          (Unaudited) (Unaudited)
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                     $  (17,459) $   (2,235) $12,641  $(23,314)

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                          18,451       5,810    5,810    29,124
                                          ----------  ----------


CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                            $      992  $    3,575  $18,451  $  5,810
                                          ==========  ==========  =======  ========
SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR:

      Interest                            $    3,614  $    6,991  $ 8,456  $ 14,593
      Income taxes                        $        -           -  $     -  $      -

NON-CASH FINANCING ACTIVITIES

      Common stock issued for
      services rendered                   $   15,000  $   92,000  $92,000  $ 34,519
      Equipment purchased under capital
      leases                              $        -           -  $     -  $ 38,198
      Common stock issued for stock
      subscription receivable             $        -           -  $     -  $ 75,000
      Common stock issued for debt        $        -           -  $     -  $239,049

NOTES TO FINANCIAL STATEMENTS

                      GLENHILLS CORPORATION AND SUBSIDIARY
                        (Formerly DHS Industries, Inc.)
                 Notes to the Consolidated Financial Statements
                               September 30, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Organization

Glenhills Corporation (Glenhills) (formerly DHS Industries, Inc.) (the
Company) was incorporated as Interstate Protectors Corporation on June 15, 1983 in the State of Utah. The Company had very little activity until 1991 when it acquired Nutra Era, Inc. and Global Vision, Inc. From 1991 through 1994 (under the name Global Vision Unlimited) the Company concentrated its efforts on the production and test marketing of its consumer health and wellness products until it discontinued operations in 1994. The Company has been involved in marketing research throughout the country. The name of the Company was changed to DHS Industries, Inc. in May of 1996 and later changed to Glenhills Corporation on April 2, 1998.

DHS Research Group (DHSRG) was incorporated on December 31, 1994 in the
State of Nevada as Coast Financial Resources, Inc. (CFR). In August of 1995, CFR purchased Southern California Interviewing Service (SCIS). SCIS had been operating in the field of marketing research since it was organized in 1957. On April 25, 1996, CFR's name was changed to DHS Research Group. On September 15, 1999, DHSRG discontinued its operations. On June 4, 1996, Glenhills and DHSRG completed an Agreement and Plan of Reorganization whereby Glenhills issued 1,900,784 shares of its common stock in exchange for all of the issued and outstanding common stock of DHSRG. The acquisition was accounted for as a recapitalization of DHSRG, because the shareholders of DHSRG control the Company after the acquisition. Therefore, DHSRG is treated as the acquiring entity. There was no adjustment to the carrying value of the assets or liabilities of DHSRG in the exchange as the market value approximated the net carrying value. Glenhills is the acquiring entity for legal purposes and DHSRG is the surviving entity for accounting purposes.

On June 18, 1996, the board of directors of the Company resolved to effect a 1-for-100 reverse split of its issued and outstanding common shares. All references to shares and per share amounts have been restated to reflect the effects of the reverse stock split. Quality Network Systems, Inc. (QNS) was incorporated on January 21, 1993 in the State of California. QNS is a travel management company with independent travel agent members. On December 2, 1996, Glenhills and QNS completed a stock purchase agreement whereby DHS issued 50,000 shares of its common stock in exchange for all of the issued and outstanding common stock of QNS. During 1997, the stock purchase agreement between Glenhills and QNS was canceled. The financial statements have been retroactively restated to reflect that cancellation.

                      GLENHILLS CORPORATION AND SUBSIDIARY
                        (Formerly DHS Industries, Inc.)
                 Notes to the Consolidated Financial Statements
                               September 30, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     b. Income Taxes

At September 30, 1999, the Company had net operating loss carryforwards of approximately $1,100,000 at December 31, 1998 and $1,185,000 at September 30, 1999, that may be offset against future taxable income through 2013. No tax benefit had been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. The tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

     c. Accounting Methods

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

     d. Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     e. Basic Loss Per Share

The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements as follows:

                              Loss              Shares         Per Share
                           (NUMERATOR)      (DENOMINATOR)       AMOUNT
                      -----------------    ---------------   ---------------
For the nine months ended
September 30, 1999
(unaudited)           $        (80,360)         11,531,093   $        (0.01)
                      =================    ===============   ===============

For the nine months ended
September 30, 1998
(unaudited)           $        (241,966)        10,940,397   $        (0.02)
                      ==================   ===============   ===============

For the year ended
December 31, 1998     $        (263,570)        11,032,965   $        (0.02)
                      ==================   ===============   ===============

For the year ended
December 31, 1997     $        (457,678)         4,504,356   $        (0.10)
                      ==================   ===============   ===============

Fully diluted earnings (loss) per share is not presented, as any common stock equivalents are antidilutive in nature.

                      GLENHILLS CORPORATION AND SUBSIDIARY
                        (Formerly DHS Industries, Inc.)
                 Notes to the Consolidated Financial Statements
                               September 30, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     f. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     g. Depreciation

Fixed assets are stated at cost. Depreciation on fixed assets is calculated using the straight line method over an expected useful life of five to seven years. Depreciation for the years ended December 31, 1998 and 1997 was $28,174 and $24,764, respectively. Depreciation for the nine months ended September 30, 1999 was $21,130.

     h. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, DHS Research Group. All material intercompany transactions and balances have been eliminated.

     i. Revenue Recognition

Revenue is recognized upon completion of services being rendered to the customer.

     j. Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

     k. Accounts Receivable

Accounts receivable are shown net of the allowance for doubtful accounts.
The allowance for doubtful accounts at December 31, 1998 and September 30, 1999 was $-0-.

                      GLENHILLS CORPORATION AND SUBSIDIARY
                        (Formerly DHS Industries, Inc.)
                 Notes to the Consolidated Financial Statements
                               September 30, 1999

NOTE 2 - NOTES PAYABLE

The Company's notes payable consist of the following:

                                                            September 30,
                                                                1999
                                                            ------------
                                                            (Unaudited)

     Note payable to a shareholder, non-interest bearing,
     principal amount of $200,000, no due date, note
     secured by 1,000 shares of the Company's common
     stock.                                                   $ 200,000

     Note payable to an individual, accruing interest at 8%
     per annum, principal and interest payments of
     $1,252 due monthly, maturing August 1999,
     secured by assets of the Company.                           10,453
                                                            ------------

          Total                                                 210,453

          Less current portion                                 (210,453)
                                                            ------------

                   Long-term note payable                     $       -
                                                            =============


During May of 1995, the Company entered into an agreement with the shareholder who holds the $200,000 note payable whereby the note ceased to accrue interest. The principal of the note was to be paid with proceeds from a proposed stock offering. The offering was unsuccessful and no payments were made on the principal. The note has no specific due date.

                      GLENHILLS CORPORATION AND SUBSIDIARY
                        (Formerly DHS Industries, Inc.)
                 Notes to the Consolidated Financial Statements
                               September 30, 1999

NOTE 3 - CAPITAL LEASE

The Company leases certain equipment with lease terms ending in 2000 and 2002. Obligations under these capital leases have been recorded in the accompanying consolidated financial statements of the present value of future minimum lease payments.

Obligation under capital leases consisted of the following:

                                                            September 30,
                                                                1999
                                                            ------------
                                                            (Unaudited)

                    Total                                 $       22,559
                    Less: current portion                        (10,087)
                                                            --------------

                    Long-term portion                     $        12,472
                                                          ================

The future minimum lease payments under this capital lease and the net present value of the future minimum lease payments are as follows:

                         Year Ending
                         December 31,              AMOUNT
                      ----------------            --------
                            1999                 $ 10,150
                            2000                   10,030
                            2001                    9,104
                            2002                    2,532
                            2003 and thereafter         -
                                                 ---------

         Total future minimum lease payments       31,816

            Less: amount representing interest     (5,468)
                                                 ---------

Present value of future minimum lease payments   $ 26,348
                                                 =========

                      GLENHILLS CORPORATION AND SUBSIDIARY
                        (Formerly DHS Industries, Inc.)
                 Notes to the Consolidated Financial Statements
                               September 30, 1999

NOTE 4 - COMMITMENTS AND CONTINGENCIES

As of December 31, 1998, the Company leased office space under noncancelable operating leases which terminate in December of 2001. Future minimum lease payments are as follows:

                           YEAR                         AMOUNT
                         --------                     ----------
                           1999                       $  76,925
                           2000                          76,925
                           2001                          76,925
                           2002                               -
                           2003 and thereafter                -
                                                      ----------
                                Total                 $ 230,775
                                                      ==========

NOTE 5 - STOCK ISSUANCES

During the year ended December 31, 1997, the Company issued 115,500 shares of its restricted common stock as consideration for services rendered valued at an average price of $0.29 per share or $34,069. On September 5, 1997, 4,500 shares of its restricted common stock were issued to employees of the Company as consideration for services rendered. These shares were valued at an average of $0.10 per share or $450.

On February 26, 1998, the Company issued 500,000 shares of its common stock as consideration for services rendered valued at $0.10 per share or $50,000. On April 15, 1998, the Company issued 420,000 shares of its restricted common stock as consideration for services rendered valued at $0.10 per share or $42,000. During the year ended December 31, 1998, the Company issued 240,000 shares of its common stock for cash of $60,000 as part of a private placement. The Company also collected $40,000 from its stock subscriptions receivable related to stock issued in 1997.

NOTE 6 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern. However, the Company has experienced operating losses and has a working capital deficit. It has not established revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to complete a private placement and to actively seek potential mergers and acquisitions in the entertainment industry. The company plans on operating under a new name, Millennium Multi Media.com Corp., and will provide entertainment content and merchandise. The Company intends to produce and distribute filmed programming, movies and recorded music, market entertainment merchandise and manage industry web sites.

                      GLENHILLS CORPORATION AND SUBSIDIARY
                        (Formerly DHS Industries, Inc.)
                 Notes to the Consolidated Financial Statements
                               September 30, 1999

NOTE 7 - SUBSEQUENT EVENTS

In October 1999, Glenhills (formerly DHS Industries, Inc.) signed a letter of intent with Millennium Multimedia Corporation (MMM), a Delaware corporation.

It is anticipated that MMM stockholders will acquire 80% ownership of Glenhills Corp. common stock, prior to issuance of stock to finders, in exchange for 100% of the issued and outstanding common shares of MMM.

Subsequently, in October 1999, DHSRG discontinued its operations.

PART III

ITEM 1 - INDEX TO EXHIBITS

Exhibit 2.1 - Reorganization Agreement of December 30, 1999
Exhibit 3.1 - Articles of Incorporation
Exhibit 3.2 - Bylaws
Exhibit 10.1 - Material Contracts - Phillips Management Services Consulting Agreement
Exhibit 10.2 - Material Contracts - Technical Management Consultants Finders' Fee Agreement
Exhibit 10.3 - Material Contracts - Office Space Lease Agreement
Exhibit 10.4 - Material Contracts - Promissory Note Payable to Regal
     Group, L.L.C.
Exhibit 21.1 - Subsidiaries of the Registrant
Exhibit 23.1 - Consent of Independent Certified Public Accountant

ITEM 2 - DESCRIPTION OF EXHIBITS

POWER OF ATTORNEY
Know all men by these presents, that each person whose signature appears below constitutes and appoints Bobby Roberts, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent or the substitute or substitutes for him, may lawfully do or cause to be done by virtue hereof.

/s/ Joseph Torkan

Joseph Torkan, Co-Chairman of the Board     March 30, 2000

/s/ David Peipers

David Peipers, Co-Chairman of the Board     March 30, 2000

/s/ Bobby Roberts

Bobby Roberts, Director and President       March 30, 2000

/s/ Illya Bond

Illya Bond, Director and Secretary          March 30, 2000

/s/ Joubin Torkan

Joubin Torkan, Director                     March 30, 2000

/s/ Dennis M. Phillips

Dennis M. Phillips, Director                March 30, 2000


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 30, 2000                 Millennium Multi Media.com Corp.
                                      By: /s/ Bobby Roberts, President